

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

April 9, 2018

Via E-mail
John H. Davis
Chief Financial Officer
RW Holdings NNN REIT
3090 Bristol Street, Suite 550
Costa Mesa, CA 92626

Re: **RW Holdings NNN REIT**
       Form 10-K for the fiscal year ended December 31, 2016
       Filed April 3, 2017
       File No. 000-55776

Dear Mr. Davis:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Accounting Branch Chief
Off ice of Real Estate and
Commodities